SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission File No. 1-13038
CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
(Full title of plan)
CRESCENT REAL ESTATE EQUITIES COMPANY
777 Main Street, Suite 2100
Fort Worth, Texas 76102
(Name of issuer and address of principal executive offices)

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
FINANCIAL STATEMENTS
Years Ended December 31, 2005 and 2004

NOTE:	All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted since they are either not applicable or the information required therein has been included in the financial statements or notes thereto.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees of
Crescent Real Estate Equities, Ltd. 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Crescent Real Estate Equities, Ltd. 401(k) Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Whitley Penn LLP
Fort Worth, Texas
April 21, 2006

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets
Investments, at fair value:
Participant directed:
Shares of registered investment companies:
Mutual funds	$12,840,898	$10,058,141
Pooled separate accounts	9,515,079	7,341,431
Common collective trusts	2,862,258	2,407,726
Participant loans	582,809	543,367
Common stock, Crescent Real Estate Equities Company	4,129,883	3,269,463
Non-Participant directed:
Common stock, Crescent Operating, Inc.	—	185

	29,930,927	23,620,313

Participant contributions receivable	87,371	—
Company contributions receivable	590,490	562,607

Total Assets	30,608,788	24,182,920

Liabilities
Excess contributions payable	42,409	2,771

Net assets available for benefits	$30,566,379	$24,180,149

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year Ended December 31,
	2005	2004
Additions to net assets:
Investment income:
Net realized and unrealized gains on investments	$1,964,288	$1,871,395
Interest and dividends	909,958	586,415

Total investment income	2,874,246	2,457,810
Contributions:
Participants	2,887,140	2,692,992
Company	1,854,625	1,769,806
Rollovers	573,173	427,689

Total contributions	5,314,938	4,890,487

Total additions	8,189,184	7,348,297

Deductions from net assets:
Benefits paid to participants	1,704,010	1,030,301
Fund management expenses	98,944	107,327

Total deductions	1,802,954	1,137,628

Net increase in net assets available for benefits	6,386,230	6,210,669

Net assets available for benefits beginning of year	24,180,149	17,969,480

Net assets available for benefits end of year	$30,566,379	$24,180,149

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004
1.	Description of the Plan

The following description of the Crescent Real Estate Equities, Ltd. 401(k) Plan (the “Plan”) provides only general information. The Plan is sponsored by Crescent Real Estate Equities, Ltd. (the “Company”). Participants should refer to the Adoption Agreement or Summary Plan Description for a more complete description of the Plan’s provisions. The Principal Financial Group (“Principal”) serves as the asset custodian and record keeper for the Plan.

General

The Plan, which was adopted effective July 1, 1994, and restated effective January 1, 1997, is a defined contribution plan covering substantially all employees of the Company who have reached 21 years of age and completed 30 days of service. Entry into the Plan is on the first day of the month after the first 30 days of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the 401(k) Trustee Committee (the “Committee”) and the Plan Administrator, who are appointed by the Board of Directors of the Company.

Contributions
Participant Elective Deferrals:
Participants may elect to contribute from 1% up to 25% of their salary tax-deferred subject to the maximum deferral amount established by the Internal Revenue Service ($14,000 for 2005 and $13,000 for 2004).

Company Match:
Company matching contributions are equal to the percentage shown in the schedule below based on the number of years in service, not to exceed 7% of the employee’s salary, as defined within the Plan document.

Years of	Percentage
Service	Matched
Less than 2	25%
2	50%
3	75%
4	100%
Discretionary:
In addition to the matching contribution, the Company may make a discretionary contribution, which is determined and approved by the Board of Trust Managers annually. No discretionary contribution was made for the years ended December 31, 2005 and 2004. All Company discretionary contributions are invested based upon participant elections.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
1.	Description of the Plan — continued

Participant Accounts

Each participant account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant contributions or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeited Accounts

Forfeiture balances are held in the forfeiture account for twelve months, after which forfeiture balances attributed to the Company’s matching contributions can be applied to pay expenses under the Plan. Forfeitures not used to pay expenses shall be applied to reduce future Company contributions. Forfeitures during the years ended December 31, 2005 and 2004, were $43,073 and $32,062, respectively. Forfeitures used to pay plan expenses for the years ended December 31, 2005 and 2004, were $4,596 and $14,251, respectively. Company forfeitures used to reduce Company contributions for the years ended December 31, 2005 and 2004, were $18,746 and $12,591, respectively.

Vesting

The participants’ voluntary contributions to the Plan plus actual earnings or losses thereon are fully vested at all times. The participants’ share of the Company’s matching contributions and earnings or losses thereon vest in accordance with the following schedule:

Number of
Completed Years of	Vesting
Service	Percentage
1	20%
2	40%
3	60%
4	80%
5	100%
Company contributions become fully vested in the event of retirement at age 65, disability, or death of a participant.

Investment Options

Upon enrollment in the Plan, a participant may direct employer and employee contributions of any percentage in a variety of investment options, which vary in degree of risk. Participants may change their investment options daily. A list of available investment options into which a participant may direct their employee and employer contributions is contained in the supplemental schedule to this report titled “Form 5500, Schedule H, Line 4i — Schedule of Assets (Held at Year End).”

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
1.	Description of the Plan — continued

Participant Loans

Participants may borrow from their fund accounts, a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loans are available to all participants. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loan fund. Loan terms range from one to five years or a reasonable period of time greater than five years for the purchase of a principal residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate listed in the Wall Street Journal plus 2%. The interest rate must be one that a bank or other professional lender would charge for making a loan in a similar circumstance. The interest rates at December 31, 2005 and 2004 were 9.00% and 7.00%, respectively. Principal and interest have a defined repayment period, which provides for payments to be made not less frequently than quarterly.

Payment of Benefits

On termination of service due to death, disability, retirement, or termination of employment, a participant or designated beneficiary is entitled to receive in a lump sum the value of the participant’s vested interest in his or her account as defined by the Plan. Payment shall be made as soon as practicable following the participant’s normal retirement date, disability, termination of employment or death, as the case may be.

Payment of benefits to participants with balances less than $5,000 will be made in a lump-sum distribution.

As of December 31, 2005 and 2004, there were no unpaid benefit payment requests.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from these estimates.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
2.	Summary of Significant Accounting Policies — continued

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as of the end of the Plan year. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company shares are valued using quoted prices. Participant loans are valued at cost, which approximates fair value.

The net realized and unrealized gains and losses on investments includes realized gains and losses on sales of investments during the year and unrealized increases or decreases in the market value of investments held at year end.

Certain funds in which the Plan invests utilize various investment strategies including the use of derivative investments. Derivatives are used to hedge against currency and interest rate fluctuations. Derivative investments underlying funds are stated at fair market value. The Plan’s exposure is limited to the fund(s) utilizing such derivative investments.

Purchases and sales of investments are reflected on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. The Plan’s investments are generally subject to market or credit risks customarily associated with debt and equity investments.

Contributions

Contributions from the participants and the Company are accrued in the period in which they are deducted in accordance with salary deferral agreements and become obligations of the Company, as determined by the Plan’s Administrator.

Payment of Benefits

Benefits are recorded when paid.

Plan Expenses

Employees of the Company perform certain administrative functions with no compensation from the Plan. To the extent possible, Plan administrative costs are paid by any available forfeitures. Any remaining expenses will be paid by the Company (See Note 7). These administrative expenses are not reflected in the accompanying financial statements. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
3.	Investments

Individual investments with market values greater than 5% of net assets available for benefits at December 31, are as follows:

2005
T. Rowe Price Mid-Cap Growth	$4,812,199
Crescent Real Estate Equities Company	4,129,883
Vanguard Wellington	3,698,354
Vanguard U.S. Growth Fund	3,222,985
Principal Stable Value Fund	2,862,258
Principal Small Company Blend Account	2,210,375
Principal Bond & Mortgage Account	1,815,219
Principal Large Cap Stock Index	1,582,416
Principal Int Stock Account	1,544,019

2004
T. Rowe Price Mid-Cap Growth	$3,710,116
Crescent Real Estate Equities Company	3,269,463
Vanguard Wellington	3,136,375
Vanguard U.S. Growth Fund	2,484,313
Principal Stable Value Fund	2,407,726
Principal Small Company Blend Account	1,837,613
Principal Bond & Mortgage Account	1,620,027
Principal Large Cap Stock Index	1,255,638
At December 31, 2005 and 2004, the percentage of the Plan’s net assets held in the Company’s common stock was approximately 13.5%. The Plan holds 208,369 allocated shares of the Company’s common stock on December 31, 2005, which represents approximately 0.21% of the 101,442,063 Crescent Real Estate Equities Company common shares outstanding on that date.

During 2005 and 2004, the net realized and unrealized gains on investments were as follows:

	2005	2004
Mutual Funds	$616,015	$772,540
Pooled Separate Accounts	956,098	835,197
Common Collective Trusts	92,363	71,300
Common Stock	299,812	192,358

	$1,964,288	$1,871,395

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
4.	Non-participant Directed Investments

Information about the net assets available for benefits and significant components of the changes in net assets available for benefits relating to the non participant-directed investments is as follows:

	2005	2004
Net Assets:
Crescent Operating, Inc. common stock	$—	$185

Changes in Net Assets:
Interfund transfers and distributions	$(191)	$(6)
Gain on sales of common stock	6	38

	$(185)	$32

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their entire account balance.

6.	Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 18, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter (see Note 8). The Plan Sponsor believes that the Plan, as amended, is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt as of December 31, 2005.

7.	Related Party Expenses

Some administrative expenses and accounting fees of the Plan are paid by the Company. The Company paid $21,476 and $19,230 for administrative and accounting fees on behalf of the Plan during the years ended December 31, 2005 and 2004, respectively. Under the terms of the Plan, the Plan is not responsible for reimbursing the Company for any fees paid by the Company.

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS (continued)
8.	Plan Amendment

Effective March 28, 2005, the mandatory distribution provisions of the Plan were amended. The amendment allows for the automatic rollover to an individual retirement account established in the name and for the benefit of the participant of a terminated participant’s account if the vested account balance exceeds $1,000 but is less than $5,000. These automatic rollovers are completed only if the participant does not request a distribution from the Plan in a timely manner following their termination. Terminated participants with vested account balances of less than $1,000 are subject to an involuntary lump-sum distribution if they do not submit distribution instructions in a timely manner.

The Plan was also amended, effective February 26, 2004, to allow participants to withdraw any part of their vested account which results from any or all contributions in the event of hardship due to an immediate and heavy financial need.

SUPPLEMENTAL SCHEDULE

CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN
FORM 5500, SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2005
EIN: 75-2526839
Plan: 001

		(c) Description		(e) Current
(a)	(b) Identity of Issuer	of Investments	(d) Cost	Value
	T. Rowe	Mutual Fund — T. Rowe Price Mid-Cap Growth	**	$4,812,199
	Vanguard	Mutual Fund — Vanguard Wellington	**	3,698,354
	Vanguard	Mutual Fund — Vanguard U.S. Growth Fund	**	3,222,985
*	Principal	Principal Stable Value Fund	**	2,862,258
*	Principal	Pooled Separate Account — Small Company Blend Account	**	2,210,375
*	Principal	Pooled Separate Account — Bond & Mortgage Account	**	1,815,219
*	Principal	Pooled Separate Account — Large Cap Stock Index	**	1,582,416
*	Principal	Pooled Separate Account — Principal Int Stock Account	**	1,544,019
*	Principal	Pooled Separate Account — International Emerging Markets Account	**	1,205,460
*	Principal	Mutual Fund — American Century Value Investment Fund	**	769,119
*	Principal	Pooled Separate Account — Bond Emphasis Balanced Account	**	699,800
	Putnam	Mutual Fund — Putnam Equity Income A Fund	**	338,241
*	Principal	Pooled Separate Account — Principal Financial Group, Inc.	**	317,556
*	Principal	Pooled Separate Account — Principal Govt. Securities Account	**	140,234
*	Crescent Real Estate
	Equities Company	Common shares (par value $.01)	**	4,129,883
*	Participant loans	Participant loans (6.00% to 11.00%)	-0-	582,809

				$29,930,927

*	Indicates a party-in-interest to the Plan.

**	Cost not necessary because participant directed investments.

SIGNATURE
     Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 2, 2006	CRESCENT REAL ESTATE EQUITIES, LTD. 401(k) PLAN

	By:	/s/ Christopher T. Porter

Christopher T. Porter
Trustee

EXHIBIT
NUMBER	DESCRIPTION OF EXHIBIT

32.01	Consent of Registered Independent Public Accounting Firm